

10031659

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35285

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/09 (MM/DD/YY) AND ENDING 05/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Frost Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 West Houston Street
(No. and Street)

San Antonio (City) — Texas (State) — 78205 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen Banks — 210-220-4128
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

100 West Houston Street, Suite 1800 (Address) — San Antonio (City) — Texas (State) — 78205 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Karen Banks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __________, as of May 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



YVONNE SANDERS
Notary Public
STATE OF TEXAS
My Comm. Exp. 09-06-2013

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Frost Brokerage Services, Inc.

Financial Statements
and Supplementary Schedules

Years Ended May 31, 2010 and 2009

Contents

ERNST & YOUNG

Ernst & Young LLP
Frost Bank Tower
Suite 1800
100 West Houston Street
San Antonio, TX 78205

Tel: +1 210 228 9696
Fax: +1 210 242 7252
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Frost Brokerage Services, Inc.

We have audited the accompanying statements of financial condition of Frost Brokerage Services, Inc. (the Company) as of May 31, 2010 and 2009, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Frost Brokerage Services, Inc. at May 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

July 26, 2010

Frost Brokerage Services, Inc.

Statements of Financial Condition

	May 31, 2010	May 31, 2009
Assets		
Cash	**$ 397,348**	$ 267,422
Securities owned	**14,649,432**	14,762,876
Brokerage commissions receivable	**583,441**	561,578
Annuity commissions receivable	**71,707**	156,844
Insurance commissions receivable	**2,325**	31,668
Other receivables	**91,321**	149,204
Prepaid expenses	**103,538**	82,721
Income taxes currently due from Frost National Bank	**–**	73,339
Net deferred tax asset	**138,495**	–
Total assets	**$ 16,037,607**	$ 16,085,652
Liabilities and stockholder's equity		
Liabilities:		
Deferred income	**$ 103,912**	$ 229,124
Income taxes currently payable to Frost National Bank	**160,663**	–
Net deferred tax liability	**–**	84,898
Other liabilities	**153,995**	141,486
Total liabilities	**418,570**	455,508
Stockholder's equity:		
Common stock, par value $0.01 per share; 10,000 shares authorized, issued and outstanding	**100**	100
Additional paid-in capital	**206,918**	198,523
Retained earnings	**15,412,019**	15,431,521
Total stockholder's equity	**15,619,037**	15,630,144
Total liabilities and stockholder's equity	**$ 16,037,607**	$ 16,085,652

See accompanying notes.

Frost Brokerage Services, Inc.

Statements of Income

	Years Ended May 31, 2010	2009
Revenue:		
Brokerage commissions, net	**$ 7,937,749**	$ 9,740,042
Annuity commissions	**2,492,023**	2,871,200
Trading income	**1,590,933**	2,230,988
Interest income	**17,398**	120,668
Life insurance commissions	**175,984**	109,685
Other income	**33,163**	64,589
	12,247,250	15,137,172
Expenses:		
Employee compensation and benefits	**10,385,227**	11,038,195
General and administrative	**1,858,167**	1,719,780
	12,243,394	12,757,975
Income before income taxes	**3,856**	2,379,197
Income taxes	**23,358**	867,217
Net (loss) income	**$ (19,502)**	$ 1,511,980

See accompanying notes.

Frost Brokerage Services, Inc.

Statements of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at June 1, 2008	$ 100	$ 166,411	$ 13,919,541	$ 14,086,052
Net income	–	–	1,511,980	1,511,980
Tax benefits from stock-based compensation, including excess tax benefits of $21,107	–	32,112	–	32,112
Balance at May 31, 2009	100	198,523	15,431,521	15,630,144
Net loss	–	–	(19,502)	(19,502)
Tax benefits from stock-based compensation, including excess tax benefits of ($839)	–	8,395	–	8,395
Balance at May 31, 2010	$ 100	$ 206,918	$ 15,412,019	$ 15,619,037

See accompanying notes.

Frost Brokerage Services, Inc.

Statements of Cash Flows

	Year Ended May 31,	
	2010	**2009**
Operating activities		
Net (loss) income	**$ (19,502)**	$ 1,511,980
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:		
Deferred income taxes	**(223,393)**	121,940
Tax benefits from stock-based compensation	**9,234**	11,005
Excess tax benefits from stock-based compensation	**839**	(21,107)
Net changes in:		
Securities owned	**113,444**	(1,257,982)
Commissions receivable	**92,617**	304,077
Other receivables	**57,883**	28,160
Prepaid expenses	**(20,817)**	(36,139)
Accounts payable and other liabilities	**4,176**	–
Accrued employee benefits	**8,333**	185,691
Deferred income	**(125,212)**	(83,057)
Income taxes currently payable to Frost National Bank	**233,163**	(722,988)
Net cash provided by operating activities	**130,765**	41,580
Financing activities		
Excess tax benefits from stock-based compensation	**(839)**	21,107
Net cash (used in) provided by financing activities	**(839)**	21,107
Net change in cash	**129,926**	62,687
Cash at beginning of year	**267,422**	204,735
Cash at end of year	**$ 397,348**	$ 267,422
Supplemental disclosures		
Cash paid to parent for income taxes	**$ 4,354**	$ 1,459,053

See accompanying notes.

Frost Brokerage Services, Inc.

Notes to Financial Statements

May 31, 2010 and 2009

1. Summary of Accounting Policies

Frost Brokerage Services, Inc. (the Company), is registered as a fully disclosed, introducing broker-dealer under the Securities Exchange Act of 1934. The Company principally engages in executing general securities transactions on behalf of its clients. The Company operates under a clearing agreement with National Financial Services Company (NFS), whereby NFS assumes and maintains the Company's accounts on a fully disclosed basis.

The Company is a member of the Financial Industry Regulatory Authority, Inc. (FINRA), and is subject to regulation by the United States Securities and Exchange Commission (SEC) and FINRA. The Company is also a member of the Securities Investors Protection Company (SIPC), a nonprofit membership Company designed to protect, up to specified amounts, customers' cash and securities in the event of the liquidation of a broker-dealer.

The Company is a wholly owned subsidiary of Frost National Bank (FNB), a banking subsidiary of Cullen/Frost Bankers, Inc. (CFBI). FNB pays substantially all operating expenses of the Company. The Company reimburses FNB for such expenses on an allocated basis. FNB also provides substantially all office space, furniture, and equipment for the Company.

The accounting and financial reporting policies followed by the Company conform to accounting principles generally accepted in the United States and to general practices within the securities industry. The more significant accounting and reporting policies are summarized below:

Accounting Standards Codification: The Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC) became effective on July 1, 2009. At that date, the ASC became FASB's officially recognized source of authoritative U.S. generally accepted accounting principles (GAAP) applicable to all public and nonpublic nongovernmental entities, superseding existing FASB, American Institute of Certified Public Accountants (AICPA), Emerging Issues Task Force (EITF) and related literature. Rules and interpretive releases of the SEC under the authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All other accounting literature is considered nonauthoritative. The switch to the ASC affects the way companies refer to U.S. GAAP in financial statements and accounting policies. Citing particular content in the ASC involves specifying the unique numeric path to the content through the Topic, Subtopic, Section, and Paragraph structure.

Subsequent Events. The Company has evaluated subsequent events for potential recognition and/or disclosure through July 26, 2010, the date these financial statements were issued. No subsequent events occurred during this reporting period that require recognition or disclosure in these financial statements.

1. Summary of Accounting Policies (continued)

Estimates: The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition: The Company derives commission and trading revenues from customer transactions in securities, annuities, and life insurance. Commission and trading revenues and related expenses from transactions are recognized on a trade-date basis. Nearly all of the Company's revenue is generated from customers located in Texas.

Securities Owned: Securities owned are valued at estimated fair value as determined by quoted market values. The resulting differences between cost and fair value are included as a component of trading income in the accompanying Statements of Income.

Brokerage, Annuity, and Life Insurance Commissions Receivable: The Company considers commissions receivable fully collectible; accordingly, no allowance is required.

Other Receivables: Other receivables is comprised of balances related to security trade transactions and other miscellaneous items.

Income Taxes: The Company's operations are included in the consolidated federal income tax return filed by CFBI using a calendar year-end. The Company's federal income tax provision is determined as if it filed a separate return using the consolidated federal income tax rate for CFBI (35% during the periods presented), as this is the rate charged by CFBI to the Company.

Reclassifications: Some items in prior financial statements have been reclassified to conform to the current presentation.

2. Transactions With Customers

NFS clears transactions for the Company's customers and carries the accounts of such customers on a fully disclosed basis as customers of NFS. The Company does not hold customer cash or securities in connection with such transactions.

2. Transactions With Customers (continued)

For transactions in which the Company, through the clearing broker, extends credit to customers, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing broker monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary. The Company does not generally extend such credit to customers.

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers. These activities expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations.

The Company has agreed to indemnify the clearing broker for losses that it sustains from the customer accounts introduced by the Company. At May 31, 2010, there were no material amounts to be indemnified to the clearing broker for these customer accounts.

3. Securities Owned

At May 31, 2010 and 2009, securities owned consisted entirely of short-term U.S. Treasury securities reported at fair value. These securities are not purchased to be resold to customers and are for the Company's investment purposes only. All securities owned at May 31, 2010 will contractually mature within one year. Securities with carrying amounts totaling $58,999 and $58,999 at May 31, 2010 and 2009, respectively, were pledged to NFS for surety purposes.

4. Employee Benefit Plans

As an affiliate, the Company participates in various employee benefit plans offered by CFBI, including a 401(k) stock purchase plan, a defined benefit pension plan, and a profit sharing plan. Expense related to these plans totaled $731,758 in fiscal 2010 and $1,223,416 in fiscal 2009.

The 401(k) is a defined contribution plan whereby participants are permitted to make before- or after-tax contributions up to 50% of eligible compensation subject to Internal Revenue Service limitations. The Company matches 100% of employee contributions up to a maximum of 6% of eligible compensation. Company contributions vest immediately. The plan covers substantially all eligible employees of the Company.

4. Employee Benefit Plans (continued)

The defined benefit pension plan was frozen as of December 31, 2001. The plan covers substantially all employees who had attained the age of 21 years and had at least one year of service by December 31, 2001.

The profit sharing plan is a contributory retirement plan that allows the Company to make discretionary annual contributions to individual eligible employee accounts based upon CFBI's fiscal-year profitability. Participants vest in Company contributions after three years of service.

Certain employees are granted stock-based compensation awards. Compensation expense is based on the fair value of awards on the measurement date, which is generally the date of grant and is recognized ratably over the requisite service period of the award. Stock-based compensation expense totaled $137,797 in fiscal 2010 and $116,627 in fiscal 2009.

5. Income Taxes

The Company is included in the consolidated federal income tax return filed by CFBI and the Company's income tax provision is computed in accordance with a tax sharing agreement. The Company files separate or combined state and local income/margin tax returns where applicable. State and local taxes have been provided for in these financial statements on separate entity income.

The components of income tax expense (benefit) are presented in the table below.

	Years Ended May 31	
	2010	**2009**
Current income tax expense (benefit):		
Federal	**$ 226,980**	$ 706,789
State	**19,771**	38,488
Deferred income tax expense (benefit)	**(223,393)**	121,940
Income tax expense	**$ 23,358**	$ 867,217

5. Income Taxes (continued)

Reported income tax expense differs from the amounts computed by applying the U.S. Federal Statutory Income Tax Rate of 35% to income before income taxes as follows:

	Years Ended May 31	
	2010	**2009**
Income tax expense computed at the statutory rate	**$ 1,350**	$ 832,719
Permanent differences	**9,157**	9,481
State tax expense	**12,851**	25,017
Income tax expense, as reported	**$ 23,358**	$ 867,217

Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. Deferred tax assets and liabilities were as follows:

	May 31,	
	2010	**2009**
Deferred tax assets:		
Stock-based compensation	**$ 137,666**	$ 108,501
Restoration plan	**–**	23,838
Mark-to-market – trading securities	**829**	–
Deferred tax liabilities:		
Retirement plan contribution	**–**	(217,237)
Net deferred tax asset (liability)	**$ 138,495**	$ (84,898)

No valuation allowance for deferred tax assets was recorded at May 31, 2010 and 2009, as management believes it is more likely than not that all of the deferred tax assets will be realized because they were supported by recoverable taxes paid in prior years.

6. Subordinated Liabilities

There were no liabilities subordinated to claims of general creditors at any time during fiscal 2010 and 2009.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends be paid if the resulting net capital ratio would exceed 10 to 1). At May 31, 2010, the Company had net capital of $15,287,822, which was $15,037,822 in excess of its required net capital of $250,000. At such date, the Company's aggregate indebtedness to net capital ratio was 0.03 to 1.

8. Marketing Allowances

The Company has entered into agreements with various mutual fund companies to receive cash marketing allowances to pay for certain marketing-related expenditures. Marketing allowances received are accounted for as a reduction of marketing expenses when the marketing expense is incurred. At times, the cash received exceeds the expense accrued and these excess amounts are recorded as a reduction of marketing expense, included within general and administrative expense. As of May 31, 2010 and 2009, the Company has deferred recognition of income totaling $103,912 and $229,124, respectively, as these are the estimated marketing expenses to be incurred in future periods that relate to marketing allowances received in prior years.

9. Fair Value Measurements

Effective June 1, 2008, the Company adopted the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurements and Disclosures* (FASB ASC 820 formerly referenced as Statement of Financial Accounting Standards No. 157, *Fair Value Measurements*). FASB ASC Topic 820 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. FASB ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy under FASB ASC Topic 820 are described on the following page. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

9. Fair Value Measurements (continued)

Level 1 Inputs – Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at measurement date.

Level 2 Inputs – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.

Level 3 Inputs – Unobservable inputs for determining the fair values of assets or liabilities that reflect assumptions that market participants would use in pricing the assets or liabilities.

In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Company's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time. The Company's valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While management believes the Company's valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. Furthermore, the reported fair value amounts have not been comprehensively revalued since the presentation dates, and therefore, estimates of fair value after the balance sheet date may differ significantly from the amounts presented herein.

9. Fair Value Measurements (continued)

The Company's trading account securities are valued at fair value, based on a quoted market price.

	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total
May 31, 2010				
Trading account securities:				
U.S. Treasury	$14,649,432	$ –	$ –	$14,649,432

10. New Authoritative Accounting Guidance

As discussed in Note 1—Summary of Accounting Policies, on July 1, 2009, the ASC became FASB's officially recognized source of authoritative U.S. generally accepted accounting principles applicable to all public and nonpublic nongovernmental entities, superseding existing FASB, AICPA, EITF, and related literature. Rules and interpretive releases of the SEC under the authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All other accounting literature is considered nonauthoritative. The switch to the ASC affects the way companies refer to U.S. GAAP in financial statements and accounting policies. Citing particular content in the ASC involves specifying the unique numeric path to the content through the Topic, Subtopic, Section, and Paragraph structure.

FASB ASC Topic 855, Subsequent Events. New authoritative accounting guidance under ASC Topic 855, *Subsequent Events*, establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. ASC Topic 855 defines (i) the period after the balance sheet date during which a reporting entity's management should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and (iii) the disclosures an entity should make about events or transactions that occurred after the balance sheet date. The new authoritative accounting guidance under ASC Topic 855 became effective for the Company's financial statements for periods ending after June 15, 2009, and did not have a significant impact on the Company's financial statements.

Supplementary Schedules

Frost Brokerage Services, Inc.

Schedule I – Computation of Net Capital Under Rule 15c3-1

May 31, 2010

Total stockholder's equity from statement of financial condition		$ 15,619,037
Deduct stockholder's equity not allowable for net capital		–
Total stockholder's equity qualified for net capital		15,619,037
Deductions:		
Excess fidelity bond deductible	$ 20,000	
Other nonallowable assets	311,215	
		331,215
Net capital		$ 15,287,822
Aggregate indebtedness		
Accounts payable and other liabilities		$ 153,995
Deferred income		103,912
Income taxes currently payable to Frost National Bank		160,663
Total aggregate indebtedness		$ 418,570
Computation of basic net capital requirement		
Minimum net capital required		$ 250,000
Excess net capital		$ 15,037,822
Net capital less greater of 10% total aggregate indebtedness or 120% of minimum net capital required		$ 14,987,822
Ratio of aggregate indebtedness to net capital		0.03 to 1
Reconciliation with Company's computation		
Net capital, as reported in Company's part II (unaudited) focus report, as amended		$ 15,287,822

Frost Brokerage Services, Inc.

Schedule II – Computation for Determination of the Reserve Requirements Under Rule 15c3-3

May 31, 2010

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph K(2)(ii) of that rule.

Frost Brokerage Services, Inc.

Schedule III – Information Relating to the Possession or Control Requirements Under Rule 15c3-3

May 31, 2010

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph K(2)(ii) of that rule.

Ernst & Young

Ernst & Young LLP
Frost Bank Tower
Suite 1800
100 West Houston Street
San Antonio, TX 78205

Tel: +1 210 228 9696
Fax: +1 210 242 7252
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
Frost Brokerage Services, Inc.

In planning and performing our audit of the financial statements of Frost Brokerage Services, Inc. (the Company), as of and for the year ended May 31, 2010, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

ERNST & YOUNG

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at May 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

July 26, 2010

SIPC-7 (31-REV 5/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (31-REV 5/10)

For the fiscal year ended May 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-035285 FINRA MAY 5/5/1986
FROST BROKERAGE SERVICES INC
100 WEST HOUSTON STREET
SAN ANTONIO, TX 78205

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 6,842.46
   B. Less payment made with SIPC-6 filed (exclude interest) (3,309.16)
      12/28/2009
      Date Paid
   C. Less prior overpayment applied (0)
   D. Assessment balance due or (overpayment) 3,533.30
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 3,533.30
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Frost Brokerage Services, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 27th day of July, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning June 1, 2009 and ending May 31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 12,247,250
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	9,493,500
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	16,767
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	9,510,267
2d. SIPC Net Operating Revenues	$ 2,736,984
2e. General Assessment @ .0025	$ 6,842.46

(to page 1 but not less than $150 minimum)

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Financial Statements and Other Financial Information

Frost Brokerage Services, Inc.
Years Ended May 31, 2010 and 2009
With Report of Independent Registered Public Accounting Firm